Exhibit 99.1

 Caledonia Mining Corporation
MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION
To the Shareholders of Caledonia Mining Corporation:
Management has prepared the information and representations in this interim report. The unaudited condensed consolidated financial statements of Caledonia Mining Corporation ("Group") have been prepared in accordance with International Accounting Standard 34 ("IAS 34") Interim Financial Reporting and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management have determined such amounts on a reasonable basis in order to ensure that the unaudited condensed consolidated financial statements are presented fairly, in all material respects.
The Management Discussion and Analysis ("MD&A") also includes information regarding the impact of current transactions, sources of liquidity, capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.
The Group maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.
Management is responsible for establishing and maintaining adequate internal controls over financial reporting ("ICFR"). Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
At September 30, 2015, management evaluated the effectiveness of the Group's internal control over financial reporting and concluded that such internal control over financial reporting was effective and there were no material weaknesses or changes in internal controls identified by management.
As part of their monitoring and oversight role, the Audit Committee performs a review and conducts discussions with management. No material exceptions were noted based on the additional procedures and no evidence of fraudulent activity was found.
The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three independent directors. This Committee meets periodically with management and the external auditor to review accounting, auditing, internal control and financial reporting matters.
These condensed consolidated financial statements have not been reviewed by the Group's auditors.
The unaudited condensed consolidated financial statements for the period ended September 30, 2015 were approved by the Board of Directors and signed on its behalf on November 13, 2015.

(Signed) S. R. Curtis	(Signed) M. Learmonth

Chief Executive Officer	Chief Financial Officer

Caledonia Mining Corporation
Condensed consolidated statements of profit or loss and other comprehensive income

In thousands of Canadian dollars (except for earnings per share amounts)

Unaudited		For the 3 months ended September 30		For the 9 months ended September 30
	Note	2015	2014	2015	2014

Revenue		15,802	13,492	46,810	46,110
Less: Royalty		(791)	(945)	(2,344)	(3,230)
Production costs	6	(10,170)	(7,174)	(28,924)	(23,730)
Depreciation		(1,189)	(1,029)	(3,252)	(3,112)
Gross profit		3,652	4,344	12,290	16,038
Administrative expenses	7	(2,176)	(1,754)	(6,518)	(5,361)
Foreign exchange gain		1,847	389	2,611	517
Other income		43	52	71	57
Operating profit		3,366	3,031	8,454	11,251
Finance income		-	11	1	11
Finance cost		(451)	(27)	(539)	(97)
Net finance costs		(451)	(16)	(538)	(86)
Profit before income tax		2,915	3,015	7,916	11,165
Income and other tax expense		(930)	(1,747)	(3,341)	(4,284)
Profit for the period		1,985	1,268	4,575	6,881
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss
Foreign currency translation differences for foreign operations		3,333	2,562	6,280	2,408
Other comprehensive income for the period, net of income tax		3,333	2,562	6,280	2,408
Total comprehensive income for the period		5,318	3,830	10,855	9,289
Profit attributable to:
Shareholders of the Company		1,694	1,112	3,572	5,377
Non-controlling interests		291	156	1,003	1,504
Profit for the period		1,985	1,268	4,575	6,881
Total comprehensive income attributable to:
Shareholders of the Company		4,922	3,637	9,662	7,769
Non-controlling interests		396	193	1,193	1,520
Total comprehensive income for the period		5,318	3,830	10,855	9,289
Earnings per share
Basic earnings per share		$0.033	$0.022	$0.067	$0.105
Diluted earnings per share		$0.033	$0.022	$0.067	$0.105

The accompanying notes on pages 6 to 16 are an integral part of these condensed consolidated interim financial statements.
On behalf of the Board:  "S.R Curtis"- Chief Executive Officer and "M Learmonth" - Chief Financial Officer

Caledonia Mining Corporation
Condensed consolidated statements of financial position

(In thousands of Canadian dollars)

		Unaudited	Audited
As at		September 30,	December 31,
	Note	2015	2014
Assets
Property, plant and equipment	8	58,298	40,388
Total non-current assets		58,298	40,388

Inventories	9	8,542	7,571
Prepayments		1,826	348
Trade and other receivables	10	5,529	2,040
Cash and cash equivalents	11	22,422	26,838
Total current assets		38,319	36,908
Total assets		96,617	77,296

Equity and liabilities
Share capital		57,607	57,607
Reserves		165,973	158,883
Retained loss		(158,532)	(159,759)
Equity attributable to shareholders		65,048	57,731
Non-controlling interests		1,997	804
Total equity		67,045	58,535

Liabilities
Provisions		3,233	2,888
Deferred tax liability		14,343	10,092
Total non-current liabilities		17,576	12,980

Trade and other payables		7,040	3,791
Income taxes payable		2,187	1,990
Bank Overdraft	11	2,769	-
Total current liabilities		11,996	5,781
Total liabilities		29,572	18,761
Total equity and liabilities		96,617	77,296

The accompanying notes on pages 6 to 16 are an integral part of these condensed consolidated interim financial statements.
On behalf of the Board:  "S.R Curtis"- Chief Executive Officer and "M Learmonth" - Chief Financial Officer

Caledonia Mining Corporation
Condensed consolidated statements of changes in equity
For the nine months ended September 30
(expressed in thousands of Canadian dollars)
Unaudited	Share Capital	Foreign Currency Translation Reserve	Contributed Surplus	Share based Payment Reserve	Retained Loss	Total	Non-controlling interests (NCI)	Total Equity

Balance at December 31, 2013	57,607	319	140,000	15,750	(161,651)	52,025	(51)	51,974
Transactions with owners:
Dividend paid	-	-	-	-	(2,351)	(2,351)	(848)	(3,199)
Total comprehensive income:
Profit for the period	-	-	-	-	5,377	5,377	1,504	6,881
Other comprehensive income	-	2,392	-	-	-	2,392	16	2,408
Balance at September 30, 2014	57,607	2,711	140,000	15,750	(158,625)	57,443	621	58,064
Balance at December 31, 2014	57,607	4,133	140,000	15,750	(159,759)	57,731	804	58,535
Transactions with owners:
Dividend paid	-	-	-	-	(2,345)	(2,345)	-	(2,345)
Total comprehensive income:
Profit for the period	-	-	-	-	3,572	3,572	1,003	4,575
Other comprehensive income	-	6,090	-	-	-	6,090	190	6,280
Balance at September 30, 2015 Unaudited	57,607	10,223	140,000	15,750	(158,532)	65,048	1,997	67,045

The accompanying notes on pages 6 to 16 are an integral part of these condensed consolidated interim financial statements.

On behalf of the Board:  "S.R Curtis"- Chief Executive Officer and "M Learmonth" - Chief Financial Officer

Caledonia Mining Corporation
Condensed consolidated statements of cash flows

(In thousands of Canadian dollars)

Unaudited		For the 3 months ended September 30		For the 9 months ended September 30
Cash flows from operating activities	Note	2015	2014	2015	2014

Cash flows generated from operating activities	12	1,132	5,057	7,881	15,453
Interest received		-	11	1	11
Interest paid		(33)	(27)	(94)	(97)
Tax paid		(226)	(1,410)	(1,014)	(3,851)
Cash from operating activities		873	3,631	6,774	11,516

Cash flows from investing activities
Property, plant and equipment additions		(6,890)	(1,379)	(14,142)	(4,961)
Proceeds from sale of property, plant and equipment		71	72	129	72
Net cash used in investing activities		(6,820)	(1,307)	(14,013)	(4,889)

Cash flows from financing activities
Dividend paid		(779)	(1,312)	(2,345)	(3,199)
Net cash used in financing activities		(779)	(1,312)	(2,345)	(3,199)
Net (decrease)/ increase in cash and cash equivalents		(6,726)	1,012	(9,584)	3,428
Cash and cash equivalents at beginning period		23,683	25,842	26,838	23,426
Effect of exchange rate fluctuations on cash held		2,696	-	2,398	-
Cash and cash equivalents at end of period	11	19,653	26,854	19,653	26,854

The accompanying notes on pages 6 to 16 are an integral part of these condensed consolidated interim financial statements.
On behalf of the Board:  "S.R Curtis"- Chief Executive Officer and "M Learmonth" - Chief Financial Officer

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the nine months ended September 30, 2015
(expressed in thousands of Canadian dollars)
____________________________________________________________________________________________

1            Reporting entity
Caledonia Mining Corporation (the "Company") is a company domiciled in Canada. The address of the Company's registered office is Suite 4009, 1 King Street West, Toronto, Ontario, M5H 1A1, Canada. The Condensed Consolidated Financial Statements of the Group as at and for the nine months ended September 30, 2015 comprises the Company and its subsidiaries (together referred to as the "Group" and individually as "Group entities"). The Group is primarily involved in the operation of a gold mine and the acquisition, exploration and development of mineral properties for the exploration of base and precious metals.
2          Basis for preparation
(a) Statement of compliance
These unaudited Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all the information required for full annual financial statements. Accordingly, certain information and disclosures normally included in the annual Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) have been omitted or condensed. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended December 31, 2014.
(b) Basis of measurement
The consolidated financial statements have been prepared on the historical cost basis except for the following item in the statement of financial position:
•	equity-settled share-based payment arrangements are measured at fair value on grant date.
(c) Presentation currency
These consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company. All financial information presented in Canadian dollars has been rounded to the nearest thousand unless otherwise stated.
3          Use of estimates and judgements
Management makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and assumptions are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual experience may differ from these estimates and assumptions. The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the nine months ended September 30, 2015
(expressed in thousands of Canadian dollars)
____________________________________________________________________________________________

3            Use of estimates and judgements - (continued)
In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at December 31, 2014.
The condensed consolidated interim financial statements should be read in conjunction with the Group's annual financial statements for the year ended December 31, 2014.
4          Significant accounting policies
The same accounting policies and methods of computation have been applied consistently to all periods presented in these condensed consolidated interim financial statements as compared to the Group's annual financial statements for the year ended December 31, 2014. In addition, the accounting policies have been applied consistently by the Group entities.
5            Blanket Zimbabwe Indigenisation Transaction
During 2012 the Group, to comply with Zimbabwean law that requires that indigenous Zimbabweans own at least 51% of the Blanket Mine, consequently the Group entered into an agreement to sell a 41% ownership interest in Blanket Mine as follows:
•	A 16% interest to the National Indigenisation and Economic Empowerment Fund ("NIEEF") for US$11.74 million.
•	A 15% interest to Fremiro, which is owned by Indigenous Zimbabweans, for US$11.01 million.
•	A 10% interest to Blanket Employee Trust Services (Private) Limited (BETS) for the benefit of present and future managers and employees for US$7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (Employee Trust) with Blanket Mine's employees holding participation units in the Employee Trust.

In addition a 10% ownership interest was donated to the Gwanda Community Share Ownership Trust (Community Trust).

The Group facilitated the vendor funding of these transactions which are repaid by way of dividends from Blanket Mine. 80% of dividends declared by Blanket Mine are used to repay such loans and the remaining 20% unconditionally accrues to the respective Indigenous Shareholders.

Outstanding balances on the facilitation loans attract interest at a rate of 10% over the 12-month LIBOR. The timing of the repayment of the loans depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket Mine.

The facilitation loans relating to the group were declared by Caledonia Holdings Zimbabwe (Blanket Mine's parent company) to a wholly-owned subsidiary of Caledonia Mining Corporation as a dividend in specie on February 14, 2013 and withholding tax amounting to US$1.504 million was paid and expensed on March 5, 2013.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the nine months ended September 30, 2015
(expressed in thousands of Canadian dollars)
____________________________________________________________________________________________

5     Blanket Zimbabwe Indigenisation Transaction – (continued)
Accounting treatment
The directors of Caledonia Holdings Zimbabwe (Private) Limited ("CHZ"), a wholly owned subsidiary of the Company, performed an assessment, using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket Mine and accounted for the transaction as follows:
●	Non-controlling interests (NCI) are recognised on the portion of shareholding upon which dividends declared by Blanket Mine accrue unconditionally to equity holders as follows:

(a)	20% of the 16% shareholding of NIEEF;

(b)	20% of the 15% shareholding of Fremiro;
(c)	100% of the 10% shareholding of the Community Trust.
●	This effectively means that NCI is recognised at Blanket Mine level at 16.2% of the net assets.

●	The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as non-controlling interests to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans including interest. At September 30, 2014 the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.

●	The transaction with the BETS is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on the BETS facilitation loan they will accrue to the employees at the date of such declaration.

●	The Employee Trust and BETS are structured entities which are effectively controlled and consolidated by Blanket Mine. Accordingly the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

USD 000's	Shareholding	NCI Recognised	NCI subject to facilitation loan	Balance of facilitation loan at 30 September 2015 #	Dec 31 2014
NIEEF	16%	3.2%	12.8%	11,909	11,909
Fremiro	15%	3.0%	12.0%	11,657	11,657
Community Trust	10%	10.0%	-	-	-
BETS ~	10%	-*	-*	7,772	7,772
	51%	16.2%	24.8%	US$31,338	US$31,338

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the nine months ended September 30, 2015
(expressed in thousands of Canadian dollars)
____________________________________________________________________________________________

5   Blanket Zimbabwe Indigenisation Transaction – (continued)

The balance on the facilitation loans is reconciled as follows:

USD 000's
Subscription price funded on loan account – at December 31, 2014	31,338
Interest accrued &	-
Dividends used to repay loans &	-
Balance at September 30, 2015	31,338

& A moratorium has been placed on interest until dividends are resumed by Blanket Mine.
*The shares held by BETS are effectively treated as treasury shares (see above).
~ Accounted for under IAS19 Employee Benefits.
# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable (see above).

Advance dividends

In anticipation of completion of the underlying subscription agreements, Blanket Mine agreed to an advance dividend arrangement with the Community Trust against their right to receive dividends declared by Blanket Mine on their shareholding as follows:
•	A US$2 million payment on or before September 30, 2012;
•	A US$1 million payment on or before February 28, 2013; and
•	A US$1 million payment on or before April 30, 2013.

These advance payments were debited to a loan account bearing interest at a rate of 10% over the 12-month LIBOR.  The loan is repayable by way of set off of future dividends on the Blanket Mine shares owed by the Community Trust.
The advance dividend payments were recognised as distributions to shareholders. The loans arising are not recognised as loans receivable, because repayment is by way of uncertain future dividends to be declared.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the nine months ended September 30, 2015
(expressed in thousands of Canadian dollars)

5   Blanket Zimbabwe Indigenisation Transaction – (continued)

The movement in the advance dividend loan is reconciled as follows:

Community Trust
US$
Balance at December 31, 2014	3,237
Interest accrued &	-
Dividends used to repay advance dividends &	-
Balance at September 30, 2015	3,237

& A moratorium has been placed on interest until dividends are resumed by Blanket Mine.
6                Production costs
	September 30 2015	September 30 2014

Salaries and wages	10,960	8,120
Consumable materials	14,650	12,668
Site restoration	28	28
Exploration	334	313
Safety	499	402
On mine administration	2,453	2,199
	28,924	23,730

7                Administrative expenses

	September 30 2015	September 30 2014

Investor relations	513	360
Management contract fee	-	768
Professional consulting fees	425	452
Audit fee	256	141
Legal fee and disbursements	279	510
Accounting services fee	202	23
Listing fees	146	161
Travel	333	244
Donations	-	10
Directors fees	247	275
Salaries and wages	2,194	1,539
Tax penalties	209	-
Unrecoverable VAT expenses	334	-
Zambian costs	960	449
Other	420	429
	6,518	5,361

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the nine months ended September 30, 2015
(expressed in thousands of Canadian dollars)
____________________________________________________________________________________________

8                Property, plant and equipment
	Land and buildings	Mineral properties being depreciated	Mineral properties not depreciated	Plant and equipment	Assets under construction	Fixtures and fittings	Motor vehicles	Total

Cost

Balance at January 1, 2014	8,152	14,991	16,320	21,476	-	1,306	2,219	64,464
Additions	592	3,390	1,864	1,921	-	122	19	7,908
Reallocations between asset classes	(640)	1,834	-	(1,197)	-	3	-	-
Disposals	-	-	-	(304)	-	-	(9)	(313)
Foreign exchange movement	742	1,689	(2,763)	2,482	-	(44)	61	2,163
Balance at December 31, 2014	8,846	21,904	15,421	24,378	-	1,387	2,290	74,226
Additions	-	9,887	1,486	651	*1,696	120	302	14,142
Disposals	(25)	-	-	(46)	-		(80)	(151)
Reallocations between asset classes	(298)	1,447		(101)	(1,048)	-	-	-
De-recognition of Zambian assets**	-	-	(12,294)	(283)		(75)	(77)	(12,729)
Foreign exchange movement	1,299	4,305	(709)	3,846	-	111	370	9,222
Balance at September 30, 2015	9,822	37,543	3,904	28,445	648	1,543	2,805	84,710

* Two winders were purchased by Caledonia Mining South Africa Proprietary Limited of which one has been transferred to the Blanket Mine and the other is currently in the process of refurbishment. The winders are earmarked for installation at the Blanket Mine as part of the Revised Investment Plan.

** The Group surrendered all exploration rights relating to the Zambian operations for a nominal value. The Zambian assets were fully impaired in previous periods.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the nine months ended September 30, 2015
(expressed in thousands of Canadian dollars)
____________________________________________________________________________________________

8            Property, plant and equipment - (continued)
	Land and buildings	Mineral properties being depreciated	Mineral properties not depreciated	Plant and equipment	Assets under construction	Fixtures and fittings	Motor vehicles	Total
Depreciation and Impairment losses

Balance at January 1, 2014	1,734	2,826	14,333	9,886	-	1,063	1,174	31,016
Depreciation for the year	576	810	-	2,088	-	86	357	3,908
Disposals	-	-	-	(236)	-	-	(9)	(245)
Impairment	-	-	-	180	-	16	-	196
Foreign exchange movement	(252)	358	(930)	(140)	-	(65)	(8)	(1,037)
Balance at December 31, 2014	2,049	3,994	13,403	11,778	-	1,100	1,514	33,838
Depreciation for the period	527	421	-	1,895	-	83	314	3,240
Disposals	-	-	-	(42)	-	`-	(51)	(93)
De-recognition of Zambian assets	-	-	(12,294)	(283)	-	(75)	(77)	(12,729)
Foreign exchange movement	349	654	(1,109)	1,984	-	44	234	2,156
Balance at September 30, 2015	2,925	5,069	-	15,332	-	1,152	1,934	26,412
Carrying amounts
At December 31, 2014	6,797	17,910	2,018	12,600	-	287	776	40,388
At September 30, 2015	6,897	32,474	3,904	13,113	648	391	871	58,298

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the nine months ended September 30, 2015
(expressed in thousands of Canadian dollars)
____________________________________________________________________________________________

9                Inventories
	September 30	December 31
	2015	2014

Consumable stores	8,542	6,932
Gold in progress	-	639
	8,542	7,571
Inventory is comprised of gold in circuit at Blanket and consumable stores utilised by Blanket Mine.
10                Trade and other receivables
	September 30	December 31
	2015	2014

Bullion sales receivable	2,309	-
VAT receivables	2,316	1,169
Deposits for stores and equipment and other receivables	904	871
	5,529	2,040
The bullion receivable was received shortly after the delivery of the gold.
11                Cash and cash equivalents
	September 30	December 31
	2015	2014

Bank balances	22,422	26,838
Cash and cash equivalents in the statement of financial position	22,422	26,838
Bank overdrafts used for cash management purposes	(2,769)	-
Cash and cash equivalents in the statement of cash flows	19,653	26,838

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the nine months ended September 30, 2015
(expressed in thousands of Canadian dollars)
____________________________________________________________________________________________

12                  Cash flow information
Non-cash items and information presented separately on the cash flow statement:

	September 30	September 30
	2015	2014

Operating profit	8,454	11,251
Adjustments for:
Site restoration	28	28
Profit on sale of property, plant and equipment	(25)
Depreciation	3,252	3,112
Cash generated by operations before working capital changes	11,709	13,874
Inventories	404	431
Prepayments	(3,551)	(33)
Trade and other receivables	(7,016)	1,502
Trade and other payables	6,335	(321)
Cash generated by operating activities	7,881	15,453

13                  Operating Segments

The Group's operating segments have been identified based on geographic areas. The Group has four reportable segments as described below, which are the Group's strategic business units. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group's CEO reviews internal management report on at least a quarterly basis. The following geographical areas describe the operations of the Group's reportable segments: Corporate, Zimbabwe, South Africa and Zambia. The accounting policies of the reportable segments are the same as described in note 4.

The Zimbabwe operating segments comprise an operating gold mine. The Zambia segments consist of the discontinued Nama copper project and cobalt project. The South Africa geographical segment comprises a gold mine under care and maintenance as well as sales made by Caledonia Mining South Africa Proprietary Limited to the Blanket Mine.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management reports that are reviewed by the Group's CFO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the nine months ended September 30, 2015
(expressed in thousands of Canadian dollars)
____________________________________________________________________________________________

13                          Operating Segments – (continued)
For the 9 months ended 30 September 2015
2015	Corporate	Zimbabwe	South Africa	Zambia	Inter-group eliminations adjustments	Total

External Revenue	-	46,810	10,798	-	(10,798)	46,810
Royalty	-	(2,344)	-	-	-	(2,344)
Production costs	-	(28,955)	(10,277)	-	10,308	(28,924)
Management fee	-	(3,961)	3,961	-	-	-
Administrative expenses	(268)	(234)	(5,057)	(959)	-	(6,518)
Depreciation	-	(3,347)	(38)	-	133	(3,252)
Other (expense)/income	-	54	5	12	-	71
Foreign exchange gain/(loss)	219	-	2,392	-	-	2,611
Finance income	-	-	1	-	-	1
Finance expense	-	(135)	(404)	-	-	(539)
Segment profit before income tax	(49)	7,888	1,381	(947)	(357)	7,916
Income tax expense	(359)	(2,691)	(291)	-	-	(3,341)
Segment profit after income tax	(408)	5,197	1,090	(947)	(357)	4,575

Geographic segment assets as at 30 September 2015
Current assets	7,947	17,312	16,220	9	(3,169)	38,319
Non-current (excluding intercompany assets)	56	59,020	1,092	-	(1,870)	58,298
Intercompany assets	132,748	-	39,755		(172,503)	-
Expenditure on property, plant and equipment	-	12,446	*1,696	-	-	14,142
Geographic segment liabilities :
Current liabilities	(1,203)	(9,438)	(2,011)	-	-	(11,996)
Non-current liabilities (excluding intercompany liabilities)	-	(16,967)	(609)	-	-	(17,576)
Intercompany liabilities	(45,981)	(2,555)	(87,355)	(34,734)	170,625	-

* Two winders were purchased by Caledonia Mining South Africa Proprietary Limited of which one has been transferred to the Blanket Mine and the other is currently in the process of refurbishment. The winders are earmarked for installation at the Blanket Mine as part of the Revised Investment Plan.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the nine months ended September 30, 2015
(expressed in thousands of Canadian dollars)
____________________________________________________________________________________________

13 Operating Segments – (continued)

For the 9 months ended 30 September 2014
2014	Corporate	Zimbabwe	South Africa	Zambia	Inter-group eliminations adjustments	Total

External Revenue	4,069	46,109	9,686	-	(13,754)	46,110
Royalty	-	(3,230)	-	-	-	(3,230)
Production costs	-	(23,950)	(5,584)	(220)	6,024	(23,730)
Management fee	-	(3,389)	-	-	3,389	-
Administrative expenses	(2,660)	(218)	(2,034)	(449)	-	(5,361)
Depreciation	-	(3,069)	(14)	(100)	71	(3,112)
Other (expense)/income	-	(10)	67	-	-	57
Foreign exchange gain/(loss)	45	-	1,138	-	(666)	517
Finance income	11	-	-	-	-	11
Finance expense	-	(97)	-	-	-	(97)
Segment profit before income tax	1,465	12,146	3,259	(769)	(4,936)	11,165
Income tax expense	(651)	(3,049)	(584)	-	-	(4,284)
Segment profit after income tax	814	9,097	2,675	(769)	(4,936)	6,881

Geographic segment assets as at 31 December 2014
Current assets	12,520	12,148	13,700	51	(1,511)	36,908
Non-current assets	56	41,646	356	-	(1,670)	40,388
Expenditure on property, plant and equipment	-	7,905	52	107	(156)	7,908
Intercompany balances	118,502	1,748	33,788	-	(154,038)	-

Geographic segment liabilities as at 31 December 2014
Current liabilities	(1,146)	(2,804)	(1,831)	-	-	(5,781)
Non-current liabilities	-	(12,291)	(689)	-	-	(12,980)
Intercompany balances	(39,479)	(1,049)	(84,187)	(29,323)	154,038	-

Major customer
Revenues from Fidelity Printers and Refiners in Zimbabwe amounted to $46,810 (2014: $46,110) for the period ended September 30, 2015.

Directors and Management at November 13, 2015

BOARD OF DIRECTORS	OFFICERS
L.A. Wilson (1)(2)(3)(4)(7) - Chairman	S. R. Curtis
Non- executive Director	Chief Executive Officer
New York, United States of America	Johannesburg, South Africa

S. R. Curtis (5)(7)	M. Learmonth (5)(7)
Chief Executive Officer	Chief Financial Officer and Vice-President Investor Relations and Corporate Development
Johannesburg, South Africa	Johannesburg, South Africa

J. Johnstone (2)(4)(6)(7)	D. Roets (6)(7)
Non-executive Director	Chief Operating Officer
Gibsons, British Columbia, Canada	Johannesburg, South Africa

J. L. Kelly (1)(2)(3)(7)	Dr. T. Pearton (5)(6)(7)
Non- executive Director	Vice-President Exploration
New York, United States of America	Johannesburg, South Africa

D. Henderson
Non- executive Director	DSA Corporate Services Inc.
Toronto, Ontario, Canada	Company Secretary
36 Toronto Street – Suite1000
J. Holtzhausen (1)(2)(4)(5)(6)(7) - Chairman Audit Committee	Toronto, Ontario, M5C 2C5
Non- executive Director
Cape Town, South Africa
Board Committees
M. Learmonth (5)(7)	(1) Audit Committee
Chief Financial Officer and Vice-President Investor Relations	(2) Compensation Committee
and Corporate Development	(3) Corporate Governance Committee
Johannesburg, South Africa	(4) Nominating Committee
(5) Disclosure Committee
(6) Technical Committee
(7) Strategic Planning Committee

CORPORATE DIRECTORY as at November 13, 2015
CORPORATE OFFICES Canada - Head Office Caledonia Mining Corporation		SOLICITORS Borden Ladner Gervais LLP Suite 4100, Scotia Plaza
Suite 4009, 1 King West Toronto, Ontario M5H 1A1		40 King Street West Toronto, Ontario M5H 3Y4 Canada
Tel:(1)(416) 369-9835 Fax:(1)(416) 369-0449 info@caledoniamining.com
AUDITORS
South Africa – Africa Office Caledonia Mining South Africa Proprietary Limited		KPMG Inc. 85 Empire Road
P.O. Box 4628 Weltevreden Park 1715		Parktown 2193 South Africa
South Africa		Tel: +27 83 445 1400, Fax: + 27 11 647 6018
Tel: (27)(11) 447-2499
REGISTRAR & TRANSFER AGENT
Zimbabwe Caledonia Holdings Zimbabwe (Limited)		Computershare 100 University Ave, 8th Floor,
P.O. Box CY1277 Causeway, Harare Zimbabwe Tel: (263) (4) 701 152/4 Fax: (263)(4) 702 248		Toronto, Ontario, M5J 2Y1 Tel:+1 416 263 9483

CAPITALIZATION at Nov 10, 2015 Authorised: Unlimited Shares, Warrants and Options Issued:		BANKERS Canadian Imperial Bank of Commerce 6266 Dixie Road
Mississauga, Ontario L5T 1A7 Canada
Common Shares:	52,078,908
Warrants:	Nil
Options:	2,150,920 (Oct 30, 2015)
SHARES LISTED Toronto Stock Exchange Symbol "CAL" NASDAQ OTCQX Symbol "CALVF" London "AIM" Market Symbol "CMCL"		NOMAD AND BROKER (AIM) WH Ireland Limited 11 St James's square Manchester
M2 6WH
Tel: +44 161 832 2174